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FORM 4
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           STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.   Name and Address of Reporting Person

          Ross Financial Corporation
          P.O. Box 31363-SMB
          Cayman Islands, BWI

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2.   Issuer Name and Ticker or Trading Symbol

     RJ Reynolds Tobacco Holding, Inc.
     RJR
     CUSIP# 76182K105
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3.   IRS or Social Security Number of Reporting Person (Voluntary)
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4.   Statement for Month/Year        DECEMBER, 1999
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5.   If Amendment, Date of Original (Month/Day/Year)09/09/99
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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     10% Owner
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7.   Individual or Joint/Group Filing

     Individual
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TABLE I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned
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1.   Title of Security

     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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2-4

Transaction Date   Transaction          Securities Acquired (A)
(Month/Day/Year)      Code                or Disposed (D) of
                                     Amount  A/D   Price (per share)


12/17/99               P             18,600   A         18.36
12/17/99               P              1,400   A         18.30
12/17/99               P             15,000   A         18.24
12/17/99               P             54,000   A         18.17
12/20/99               P             20,000   A         18.55
12/20/99               P             40,000   A         18.42
12/20/99               P             20,000   A         18.30
12/20/99               P             20,000   A         18.05




5.   Amount of Securities Beneficially Owned at End of Month.

    15,189,603
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6.   Ownership Form:  Direct (D) or Indirect (I)

     Direct       Ross Financial Corporation    (D)

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7.   Nature of Indirect Beneficial Ownership

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Page 1
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

               NONE.
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Explanation of Responses:

Ross Financial Corporation

By:  Kenneth B. Dart, Its President
Dated:  January 4, 2000
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